350 East Plumeria Drive

San Jose, CA 95134

T 408.907.8000

F 408.907.8097

www.netgear.com

July 23, 2010

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:    Larry Spirgel, Assistant Director

            Ajay Koduri, Attorney-Advisor

Re:	NETGEAR, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of July 13, 2010, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on March 1, 2010 and the Proxy Statement filed on April 14, 2010 with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments. As requested, the Company confirms that it will comply with the Commission’s comments in future filings.

For your convenience, we have restated your comments in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 14, 2010

Compensation Discussion and Analysis, page 26

1.	We note you have not included any disclosure in response to Item 402(s). In your response letter, please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, our management conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to our employees are reasonably likely to have a material adverse effect on us. We paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives. After due consideration, we concluded that risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us. In February 2010, we reviewed the assessment process and our conclusions with our Compensation Committee.

Moreover, our Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to undertake excessive risks.

The Compensation Committee extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

•	significant weighting towards long-term incentive compensation discourages short-term risk taking;

•	metrics that determine payouts for executive officers include company-wide performance metrics;

•	incentive awards are generally capped;

•	compliance and ethical behaviors are integral factors considered in all performance assessments; and

•	equity ownership guidelines discourage excessive risk taking.

Furthermore, as described in our Compensation Discussion and Analysis, compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking.

2.	We note that you did not pay any annual incentive compensation to your named executive officers in 2009. Even if payments are not made under the plan, you should disclose the annual operating income targets and individual objectives set under the plan if material.

RESPONSE:

As noted in the Proxy Statement, at the beginning of 2009, we decided not to have an annual bonus plan for all non-commissioned employees, including the non-commissioned named executive officers, for 2009. In light of the worsening global economic climate at the time, the Compensation Committee made the determination at the outset of the year to not implement any bonus plan at all for 2009 and even reduced salaries for key employees, including the named executive officers. Accordingly, no performance targets were ever set for 2009 and there were no individual objectives for any non-commissioned named executive officers. Mr. Werdann’s 2009 sales commission plan is detailed in comment #3 below.

However, as noted in the Proxy Statement, after reviewing the Company’s fourth fiscal quarter 2009 financial results, which exceeded expectations, the Board of Directors approved bonus awards for our employees, including the named executive officers. The bonus amounts were in recognition for services performed during fiscal year 2009 and the Company’s exemplary performance in the fourth quarter of 2009. Bonuses for named executive officers equaled the amount of the base salary reduction that had been applied to them for 2009.

3.	In the first full paragraph on page 29, we note you have not disclosed the performance targets for Mr. Werdann under the 2009 annual sales commission plan. In your response letter, please explain why and explain why his award increased in 2009 even though sales for the company declined dramatically compared to 2008.

RESPONSE:

While specific metrics of Mr. Werdann’s sales commission were not disclosed, we believed that our discussion regarding the general parameters of the sales commission was sufficient. In light of the Commission’s comment, we are providing more specific details of Mr. Werdann’s 2009 sales commission plan. Mr. Werdann’s commission is based on two components: profit contribution targets, which comprises 66.7% of Mr. Werdann’s sales commission plan, and specific product sales targets, which comprises 33.3% of Mr. Werdann’s sales commission plan. For profit contribution, Mr. Werdann’s profit contribution target for 2009 was over $279,000,000, which amount is inclusive of profit contribution targets for Australia starting in the second quarter of 2009, when Mr. Werdann took on responsibility for that region as well his base region of North America. For specific product sales targets, during the planning for the 2009 annual operating plan, specific product categories were identified and sales targets for these product categories were set. Mr. Werdann’s achievement against his sales commission plan ranged from 92% to 127% for the four quarterly periods in 2009.

While the Company’s overall sales declined in 2009 as compared to 2008, Mr. Werdann’s commission actually increased. There are a couple of explanations for this result. First, sales revenue for the geographic regions for which Mr. Werdann was responsible actually increased in 2009. Specifically, Mr. Werdann was responsible for the North America region for all of 2009 as well as Australia starting in the second quarter of 2009. Second, Mr. Werdann’s profit contribution target for 2009 was decreased relative to the 2008 target as a result of the increasingly challenging economic environment when the 2009 target was determined. Accordingly, because of these two reasons, Mr. Werdann’s performance in 2009 resulted in an increased sales commission despite the decline in overall Company sales in 2009 as compared to 2008.

4.	In the last two paragraphs on page 29, you discuss the equity awards made to your named executive officers. We note you base the size of the equity awards on a named executive officer’s position and performance and the amount of equity awards held and vested. Please be advised that your discussion of the factors upon which you based the size of the equity awards is too general. Please provide more detailed disclosure, such as specific objective and subjective factors, that explains the size of certain grants.

RESPONSE:

The Compensation Committee mostly relies on input from two sources to determine the amount of equity awards to be granted to our named executive officers (other than our Chief Executive Officer): research from an independent compensation consultant hired by the Compensation Committee and input from our Chief Executive Officer. In addition, the Compensation Committee also reviews the then-current status of equity awards available for grant for the current year as well as for the foreseeable future. The compensation consultant prepares a comprehensive analysis of the equity award practices of comparable peer group companies. Objectively, we generally target our compensation to be at the 50th percentile of the peer group. In addition, our Chief Executive Officer gives his input on the size of equity grants to be made to the named executive officers other than himself, with a review of the prior year’s grants as the baseline starting point and such officer’s individual performance for the year.

Thus, by combining analysis of specific objective data (from both the market peer report and the status of the equity awards available for grant) with subjective input from our Chief Executive Officer, the Compensation Committee determines an appropriate amount of equity awards to be granted for each named executive officer for the current year.

Undertakings

In connection with responding to the comment of the Staff, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim
Andrew W. Kim
Vice President, Legal and Corporate Development